

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52743



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NATIVE AMERICAN SECURITIES CO.,INC.

OFFICIAL USE ONLY
104288 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 BROADWAY, 11TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CALOL ANN FERROTTA (917) 320-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein Pinchuk & Kaminsky LLP
(Name -- if individual, state last, first, middle name)

7 Penn Plaza Suite 830 New York, NY 10001
(Address) (City) (State)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, CAROL ANN FERROTTA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NATIVE AMERICAN SECURITIES CO.,INC.**, as of **March 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Ann Ferrotta
Signature

CFO
Title

Notary Public

SHOSHANA R. KALMAN
Notary Public, State of NY
No. 01KA5025583
Qualified in Queens County
Commission Exp Dec 14, 2006

This report ** contains (check all applicable boxes)

- [b] (a) Facing page.
- [b] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [b] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECD S.E.C.
MAY 3 0 2003

NATIVE AMERICAN SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

WITH
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003

BPK

INDEPENDENT AUDITORS' REPORT

BERNSTEIN PINCHUK & KAMINSKY LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

Board of Directors and Stockholder
Native American Securities Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Native American Securities Co., Inc. as of March 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall finacial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Native American Securities Co., Inc. as of March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
May 15, 2003

NATIVE AMERICAN SECURITIES CO., INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Current Assets		
Cash-money market funds (Note 2)	$	2,351
Cash- clearing broker (Note 2)		10,621
Trading equity securities- at market value (Note 2)		208,800
Due from parent company (Note 3)		147,250
Due from affiliate broker dealer (Note 3)		64,149
Total current assets	$	433,171

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	11,208
Salaries and payroll taxes payable		12,837
Commissions payable		34,923
Accrued corporation taxes		930
Other accrued expenses		2,791
Total current liabilities		62,689
Stockholder's equity		
Common stock, par value $.001, authorized 3000 shares, issued and outstanding 100 shares - stated value of shares initially issued		40,052
Additional paid in capital		331,200
Accumulated deficit		(770)
Total stockholder's equity		370,482
	$	433,171

See the accompanying notes to the financial statements.

NATIVE AMERICAN SECURITIES CO., INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2003

NOTE 1. ORGANIZATION

Native American Securities Co., Inc. ("the Company") was incorporated in 2000 under the laws of the state of Delaware and until early 2001 was an inactive wholly owned subsidiary of Native American Financial Services Co., Inc.("NAFSCO") a company which is 52.5% owned by Native Americans and 47.5% owned by Dupont Direct Financial Holdings, Inc.("Dupont"). In early 2001 the company received its initial capital contribution from its parent company, with the money funded by Dupont, and began the process of being registered as a broker-dealer under the Securities Exchange Act of 1934. During the three months ended March 31, 2002, the Company, having been registered as broker-dealer, and having become a member of the National Association of Securities Dealers, Inc. received a supplemental capital contribution of $162,000 from NAFSCO and began to operate as a broker dealer. During the year ended March 31, 2003 an additional capital contribution of $169,200 was received.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Native American Securities Co.,Inc. is presented to assist in understanding the company's financial statements. The financial statements are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Financial instruments

In the opinion of management, the fair value of financial instruments is equal to their carrying value in the financial statements. Market values were used to determine fair value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less which are not used as collateral.

Marketable equity and government securities

The Company has adopted Statement of Financial Accounting Standards ("SFAS") Number 115 "Accounting for Certain Investments in Debt and Equity Securities". The Company's investments consist mainly of clearing deposits. There is also a modest inventory account. Accordingly, all securities are carried at market value with any unrealized gains and losses included in income. Realized gains or losses are computed based on the average cost of the securities sold.

Revenue recognition

Transactions in securities and related commission expense are recorded on a trade date basis. Revenues from commissions and introductory royalties are also recognized on a trade date basis, when the earnings process is substantially complete.

Concentrations of credit risk

Financial instruments that potentially subject the Company to major credit risk consist principally of cash investments and securities carried as investments. The Company places its cash investments with quality entities to minimize credit risk.

Income taxes:

The Company filed separate income tax returns from those of NAFSCO, using a year ended June 30th. Commencing July 1, 2001 it has filed a consolidated tax return with NAFSCO.
The Company had a net operating loss carryover of $9,528 arising from a tax loss incurred during the three months ended June 30, 2001 of which all but $2,660 of which was used to eliminate federal income taxes on income earned during the nine months ended March 31, 2002. This net operating loss carryover of $2,660 will be available to offset taxable income earned through June 30, 2021. The net operating loss carryover of $1,358 arising from the year ended March 31, 2003 will be applied first to any consolidated net operating income and any excess will be applied to future periods. No deferred receivable was recorded for the benefit of the net operating loss, because, based on the history of the Company and its parent, recovery of this loss against future profits was considered doubtful.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company earned $626,192 of its revenue from Dupont Securities Group, Inc. ("DSGI"), a wholly owned subsidiary of Dupont. Of this amount, $64,000 was receivable at March 31, 2003 and has since been collected. The Company paid management fees of $279,100 to its parent, NAFSCO, during the year ended March 31, 2003. Dupont provided for use of office space without charge to the Company during the year ended March 31, 2003. At March 31, 2003 the Company was owed $147,250 by its parent. A stockholder of Dupont charged the Company $14,720 in management fees during the year.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2003, the Company had net capital of $163,577 which exceeded requirements by $158,577.